November 29, 2005

By Facsimile and U.S. Mail

John W. Martin, Esq.
Baker Botts LLP
2001 Ross Avenue, Suite 800
Dallas Texas 75201

	Re:	Perot Systems Corporation
		Schedule TO-I
		Filed November 15, 2005

Dear Mr. Martin:

	We have the following comments on the above-referenced filing:

Summary of Terms, page 8
1. In Q&A Nos. 35 and 36 you recommend that option holders consult a tax professional to determine the tax consequences of the offer. Option holders may rely on the disclosure that appears in your filing, including disclosure relating to tax consequences. Please revise or eliminate the referenced disclaimers. If you wish to alert option holders that their tax consequences may differ based on their particular situation, then please revise the disclosure to clarify this fact. Also revise the similar language on page 27 that recommends to option holders that they seek the advice of their "own legal, investment and/or tax advisors if [they] have questions about
[their] legal, financial and/or tax situation."

Conditions of the Offer, page 30
2. The introductory paragraph addresses the company`s ability to determine whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
3.
Paragraphs (a) and (b)(3) condition the offer on whether the "contemplated future conduct" or the "prospects" of the company or its subsidiaries is materially impaired. Please revise to specify or generally describe the "contemplated future conduct" and "prospects" so that option holders will have the ability to objectively determine whether these conditions have been triggered. Also revise paragraphs
(d)(5) and (f)accordingly.
4. Please revise the conditions to eliminate repetition. It appears that the conditions in paragraphs (a) and (b) address many of the same situations.
5. In condition (d)(7) you state that the condition is triggered by a decline in the named benchmarks in "any time period after the close of business on November 15, 2005." Please revise to clarify how the decline is determined

Effect of a Merger or Acquisition Before We Grant Replacement
Options, page 34
6. Here and elsewhere in the document you discuss what may happen to tendered options "if [you] merge into or are acquired by another company after [you] accept eligible options for exchange in the Offer but before we grant the replacement options." As there are currently only five calendar days between the scheduled expiration of this offer and the date you intend to issue replacement options, revise this language here and throughout the document to clarify the risk to option holders.

General Terms of Replacement Options  . . . , page 34
7. Confirm, if true, that you have summarized all material terms of the replacement options and the eligible options, and that you have summarized all material difference between the two options.
Revise
the offer to eliminate the disclaimer on page 39.

Material U.S. Federal Income Tax Consequences, page 45
8. Please eliminate the qualifier that this disclosure is "a general summary." Also, eliminate qualifiers such as "we believe" and "generally" and the disclaimer in the penultimate sentence of the first paragraph. The current disclosure suggests that security holders may not rely on the description of material tax consequences included in the document.
9. Revise this section to affirmatively state the tax consequences of the exercise of the amended options. It appears you should revise the summary term sheet to highlight this tax effect.
10. Revise to eliminate the IRS Circular 230 Disclosure disclaimer or tell us why you believe it is applicable.


Additional Information, page 47
11. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General
Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the second and third paragraphs of this section, and the similar disclaimer in the section entitled "Forward-Looking Statements" accordingly.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to option holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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John W. Martin, Esq.
November 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE